November 29, 2018

VIA EDGAR

Ms. Alison White

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Six Circles Trust
Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A filed on September 28, 2018 (File Nos. 333-225588, 811-23325) (the “Registration Statement”)

Dear Ms. White:

On behalf of Six Circles Trust (the “Registrant”), we are submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement. The Staff’s comments were conveyed to the Registrant telephonically on October 23, 2018. We have set forth below the Staff’s comments and the Registrant’s responses thereto. Where revisions to the Registration Statement are referenced in the Registrant’s responses, such revisions have been included in Post-Effective Amendment No. 4 to the Registration Statement (the “Amendment”), which the Registrant intends to file on or about the date hereof.

General Comments

1.	Please include the ticker symbol for both funds on the cover page of the prospectus.

Response: The Registration Statement has been revised accordingly.

2.

Please add disclosure to explain the significance of “Managed Equity Portfolio” contained in the name of both funds and consider whether any additional risk disclosure is necessary for investors who invest in the funds other than through Managed Equity Portfolios in a JPM Program.

Response: The term “Managed Equity Portfolio” in the names of the funds is meant to signify that the funds are designed to be investment vehicles for the Managed Equity Portfolio strategy option available through discretionary JPM Programs (as defined in the Registration Statement). The Registration Statement has been revised to add disclosure to that effect. The risk disclosure in the Registration Statement has also been revised to highlight that the funds are designed for such investors. Additionally, please note the disclosure in the Redeeming Fund Shares section of the Registration Statement that outlines the risks to investors if they retain their fund holdings after leaving a JPM Program.

Risk Factors

3.	Please confirm the accuracy of the “Real Estate Investment Trusts Risk” disclosure with respect to the references to debt securities.

Response: Although the Registrant believes that the “Real Estate Investment Trusts Risk” disclosure is accurate with respect to the references to debt securities as both funds are able to invest in debt securities, the Registration Statement has been revised to discuss the risks more generally with respect to all securities issued by REITs.

4.	Please confirm that the references in the “Geographic Focus Risk” disclosure to “one or more regions or small groups of countries” is accurate and appropriate for the funds.

Response: The Registrant confirms that the references in the “Geographic Focus Risk” disclosure to “one or more regions or small groups of countries” is accurate and appropriate for the funds, as the Managed Equity Portfolio U.S. Unconstrained Fund will focus on investments in U.S. companies, while the Managed Equity Portfolio International Unconstrained Fund may focus on investments in a small group of non-U.S. countries.

5.	Please confirm that “Tracking Error Risk” is relevant if the funds are not index funds.

Response: The Registrant confirms that “Tracking Error Risk” is relevant to the funds, even if they are not “index funds,” as the Adviser actively allocates each fund’s investments among a range of indexed investment strategies that are managed by a sub-adviser. For each indexed investment strategy, the sub-adviser seeks to replicate the performance of an index or sub-index selected by J.P. Morgan Private Investments Inc. and thus it is relevant that a fund may experience tracking error with respect to those indexes. The Registration Statement has been revised to clarify in this risk factor that the funds are not passive index funds.

More About the Funds

6.	Please consider changing the references from “all Funds” to “both Funds” in the “Risks Applicable to All Funds” subsection.

Response: The Registration Statement has been revised accordingly.

7.	Please confirm that the references to debt securities contained in “Transactions Risk” is accurate and appropriate for the funds.

Response: The Registrant confirms the accuracy and appropriateness of the references to debt securities contained in “Transactions Risk,” as both funds are able to invest in debt securities. The Registration Statement has also been revised to discuss certain of these risks in terms of all securities and not just debt securities.

The Funds’ Management and Administration

8.	Please consider disclosing the information regarding the funds’ portfolio managers once, as both funds have the same portfolio managers.

Response: The Registration Statement has been revised accordingly.

Should the Staff have any questions concerning the above, please call the undersigned at (212) 450-4930.

Very truly yours,

/s/ Gregory S. Rowland

cc:	Abby L. Ingber, J.P. Morgan Private Investments Inc.
Nora M. Jordan, Davis Polk & Wardwell LLP